

August 30, 2013

Via Email
Michael L. Fitzgerald
Paul Hastings LLP
75 E. 55th Street
New York, New York 10022

> **Re:** **Maxcom Telecomunicaciones, S.A.B. de C.V.**
> **Schedule TO-T**
> **Filed by Trust Number 1387, Acting through Banco Invex S.A., et al.**
> **Filed on August 23, 2013**
> **File No. 005-83794**

Dear Mr. Fitzgerald:

We have reviewed the above-captioned filing, and have the following comments. In some of our comments, we may ask for more information so that we may better understand the disclosure. Please respond to this letter by amending the filing, by providing the requested information, or by advising us when a response will be provided. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please advise us why in your response. After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Summary Term Sheet

1. The response to the question asking who can participate in the U.S. Offer indicates that "Mexican residents may tender their shares and CPOs into the Mexican Offer only." Rule 14d-10(a)(1), however, requires that the tender offer be "open to all security holders of the class of securities subject to the tender offer." While this provision has not been interpreted to require dissemination of the tender offer materials outside of the United States, the bidders must accept tenders from any security holders in the class of shares and CPOs for which the U.S. Offer has been made, including foreign holders. See Amendments to Tender Offer Rules: All-Holders and Best-Price, Release No. 34-23421 (July 11, 1986). While no objection will be made to disclosures that a "tender offer is not being made into a particular jurisdiction…where it means that tender offer materials are not being distributed into that jurisdiction," tenders from foreign target holders resident in such jurisdiction must be accepted to the extent the offer is subject to Rule 14d-10(a)(1). See footnote 333 in Exchange Act Release 58597 (September 19, 2008). Please revise the terms of the tender offer in order to comply with Rule 14d-10(a)(1), or advise.

2. In addition to revising the offer terms, please make conforming changes to the offer document, such as in the section titled "Representations and Warranties of Tendering Security Holders" where persons who tender are asked to certify that they are not Mexican residents. Similarly, it appears as though Exhibit (a)(1)G, titled "Form of Summary Advertisement," will also need to be amended. Please ensure that the entire document is reviewed and revised where appropriate in order to account for the potential participation in the U.S. Offer by Mexican residents.

<u>Matters concerning validity, eligibility and acceptance, page 13</u>

3. The offer states that determinations as to the validity and acceptance for payment of all tenders "shall be final and binding." The disclosure further emphasizes that the bidders "reserve the absolute right to reject any or all tenders of Shares and CPOs…" Similar objectionable language appears elsewhere in the offering document, such as the section describing withdrawal rights at page 16. Please revise all relevant locations within the offer document to indicate that any and all persons to whom the offer has been made may challenge the bidders' determinations in a court of competent jurisdiction.

* * *

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please also be advised that the Division of Enforcement at the U.S. Securities and Exchange Commission also may access and review any of the information that is provided in reply to these comments. You may contact me at (202) 551-3266 if you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions